Exhibit 99.1

Yucheng Technologies Limited
Reported 51% Year-Over-Year Increase in Non-GAAP Net
Income, Continued Gross Margin Improvements and Provided
Its Non-GAAP 2007 Net Profit Estimate of US$9.3 Million

Financial Results for the Three Month Period
Ended September 30, 2007

Highlights:

- Unaudited revenue is US$15.0 million, increasing 44% quarter-over-quarter and 20% year-over-year

- Unaudited net income, excluding e-Channels related acquisition amortization, is US$2.9 million, an increase of 39% quarter-over-quarter and an increase of 51% year-over-year

- Management provided its 2007 non-GAAP net income estimate of US$9.3 million, above its management incentive plan target of US$8.5 million

- Unaudited gross margin is 39% for the period, compared to 28% for the same period of 2006, and compared to the prior three month period ended June 30, 2007 which was 36%

- Successfully expanded into the small to medium sized banking segment by winning contracts for online banking and risk management with Hangzhou City Commercial Bank, Huishang Bank, and Bank of Beijing

- Further deepened our working relationship with existing customers, notably China Construction Bank

- Increased our POS merchant-acquiring network installation to 5,000 and our sales offices to nine by September 30, 2007

- Acquired Recency Technology Limited, a leading provider of business intelligence solution and consulting services to banks in China

Beijing, November 7, 2007- Yucheng Technologies Limited (NASDAQ: YTEC), a leading local IT and outsourced service provider to the Chinese banking industry, today announced company prepared, unaudited financial results for the three month period ended September 30, 2007.

The company reported unaudited revenue of US$15.0 million for the three month period ended September 30, 2007, representing a 44% quarterly increase compared to US$10.4 million in the three month period ended June 30, 2007, and an increase of 20% over the same period in 2006. The increase in revenue reflects strong growth in all of the company's main product offerings.

Excluding amortization expense related to the e-Channels acquisition, the unaudited net income for the three month period ended September 30, 2007, was US$2.9 million representing a 39% quarterly increase compared to US$2.1 million in the three month period ended June 30, 2007, and an increase of 51% from US$1.9 million for the same period in 2006. Unaudited net income including the e-Channels amortization charge for the three month period ended September 30, 2007 was US$2.6 million. The unaudited earnings per share for the three month period ended September 30, 2007, was US$0.18, excluding the e-Channels amortization charge, and US$0.16, including it.

"The past three month period of Yucheng is marked by strong performance in our IT solutions and services business, with the revenue increasing 94% sequentially, compared to the three month period ended June 30, 2007," stated Mr. Weidong Hong, Yucheng’s CEO. "Our IT solution, software and consulting businesses once again led the company's performance with continued growth in revenue, net profit and margin expansion. We continue to strengthen our commitment to higher margin businesses such as risk management, online banking and call center solutions, which we believe will continue to see robust growth. We continue to deepen our working relationships with our existing customers, such as China Construction Bank. We successfully migrated our market-leading products and services, such as online banking and risk management solutions, to small and medium sized banking customers, which are becoming aggressive adaptors of IT upgrades. We also completed the acquisition of Recency Technology Limited, a leading provider of business intelligence solutions and consulting services to banks in China. This acquisition further broadened Yucheng’s overall risk management and performance management solution offering. Additionally, we have made good progress in the POS merchant acquiring business and have increased our total installed base to 5,000 nationwide and sales office presence to nine cities. We remain on track to achieve our operating targets of 7,000 POS installed base and ten sales offices by the end of 2007.”

Key Unaudited Financial Indicators:

The difference between the unaudited non-GAAP net income amounts and GAAP net income amounts set forth is the effect of the amortization expense of intangible assets resulting from the accounting treatment of the acquisition of Beijing e-Channels Century Technology Co., Ltd.

(All numbers in US$ thousands, except per-share amounts)

	Q3 of 2007	Q3 of 2006	Change (%)
Consolidated Revenue	$14,981	$12,445	20%
Cost of Revenue	$9,145	$9,001	2%
Gross Profit	$5,836	$3,444	69%
Total Operating Expenses	$2,888	$1,264	128%
Income from Operations	$2,948	$2,180	35%
Non-GAAP Net Income	$2,872	$1,901	51%
Amortization of Intangible Assets	$305	Nil	N/A
GAAP Net Income	$2,567	$1,901	35%
Non-GAAP EPS	$0.18	$0.51	(65)%
GAAP EPS	$0.16	$0.51	(69)%
Weighted average common shares outstanding	16,394,806	3,754,484	337%
Note: The United States dollar amounts in the above table are calculated based on the US$: RMB conversion rate of 7.5108 as of September 30, 2007 and 7.9087 as of September 30, 2006.

Unaudited Financial Results:

Unaudited revenue for the three month period ended September 30, 2007, was US$15.0 million, a 44% quarterly increase compared to US$10.4 million in the three month period ended June 30, 2007, and an increase of 20% compared to the US$12.4 million for the same period last year. The breakdown is as follows: approximately 39% of total unaudited revenue was from system integration; and 61% of total unaudited revenue was from IT solution and services.

Unaudited cost of revenues was US$9.1 million compared to US$6.7 million during the three month period ended June 30, 2007, and US$9.0 million during the three month period ended June 30, 2006, representing an increase of 37% quarter-over-quarter and 2% year-over-year. The unaudited gross profit for the three month period ended September 30, 2007 was US$5.8 million, up 56% compared to the three month period ended June 30, 2007, and up 69% compared to the US$3.4 million in the same period of 2006.

The overall gross margin was 39% for the three month period ended September 30, 2007, compared to 28% during the same period of 2006, and to 36% for the three month period ended June 30, 2007. The increase was mainly due to the revenue mix shifting favorably to high-margin and fast-growth IT solution and services businesses.

Unaudited selling, marketing and general administrative expenses totaled to US$2.3 million, a 16% increase quarter-over-quarter and a 108% increase from US$1.1 million year-over-year. The increase was attributable to operating expense inclusion of newly acquired companies and the expenses incurred from POS merchant acquiring business. Unaudited research and development expenses increased by 277% to US$0.6 million compared to that in the three month period ended September 30 2006, due to inclusion of research and development expense of newly acquired companies. Research and development expenses were mainly related to investment in developing software products and solutions.

Unaudited income from operations was US$2.9 million, which increased by 56% as compared to US$1.9 million for the three month period ended June 30, 2007, and increased by 35% as compared to US$2.2 million for the three month period ended September 30, 2006. The operating margin for the three month period ended September 30, 2007 was 20%, versus 18% for the same period in the previous year, and 18% for the three month period ended June 30, 2007. The effective tax rate for the same period of 2007 was negative 0.2%, compared to negative 4% for the three month period ended June 30, 2007, and 11% for the same period in the previous year, due to deferred tax recognized in the POS business unit.

Excluding amortization charge related to the e-Channels acquisition, the net income for the three month period ended September 30, 2007 was US$2.9 million, representing EPS of US$0.18 compared to a net income of US$1.9 million or EPS US$0.51 in the same period of 2006. Including the amortization charge, the net income is US$2.6 million and EPS is US$0.16 for the three month period ended September 30, 2007. The weighted average number of shares used in the calculation of EPS was 16,394,806 for the three month period ended September 30, 2007 compared to 3,754,484 in the same period of 2006.

Business Outlook:

"We see Chinese banks continue to invest in IT infrastructure in order to further improve their operational efficiency and profitability, especially in our core service areas such as electronic customer service channels like web-banking and call centers, and risk management/performance solutions. We also see that small to medium sized banks are becoming more aggressive in IT investment as they prepare for public listing and increase their competitiveness in the industry. Since the acquisition of Easycon that was completed last quarter, we see great opportunity to penetrating this niche market, and we will expect greater contribution to our revenue and profit from the small and medium sized banks,” commented Weidong Hong, CEO of Yucheng. “All in all, Yucheng’s business has been experiencing healthy growth and the management, despite the losses in the POS business unit, believes we can achieve US$9.3 million in net income, excluding e-Channels related acquisition amortization, for 2007."

Teleconference Information:

Management will conduct a conference call to discuss its financial results for the three month period ended September 30, 2007 at 8:00 p.m. EST on Wednesday, November 7, 2007.

To participate, please call the following numbers ten minutes before the scheduled start of the call and provide the conference call identification 22490023 to join:

1-866-519-4004 (USA)
1-800-407-1908 (Canada)
0-808-234-6646 (UK.)
10-800-650-0419 (NetCom Users in China)
10-800-265-0432 (Telecom Users in China)
65-6735-7955 (Other countries)

The record of this call will be accessible and downloaded at for 48 hours starting 2 hours after the end of the call. The record will also be accessible on Yucheng's website at http://www.yuchengtech.com/english/front/main17.jsp?path=1766>1770.

About Yucheng Technologies Limited

Yucheng Technologies Limited (YTEC) is a leading IT and outsourced service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 1,500 employees and has established an extensive footprint to serve its banking clients nationwide with nine subsidiaries and representative offices located in Shanghai, Guangzhou, Xi'an, Xiamen, Zhengzhou, Kunming, Nanjing, Changsha, and Chengdu. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including 1) IT consulting, solutions and software platform, 2) system integration, and 3) outsourced operations. Yucheng counts 13 out of the 15 top banks in China as its customers, and is especially strong in 1) banking channel management IT solutions and services, such as web banking and call centers, 2) business processing solutions, such as core banking systems, foreign exchange, treasury, and intermediary business solutions, and 3) risk/performance management solution consulting and implementation service. It is also rapidly becoming the leading third party provider of POS merchant acquiring services in partnership with banks.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: 1-646-383-4832
Email: jpreissler@yuchengtech.com

In Beijing, China
Ms. Wei Peng
Investor Relations
Tel: 8610- 64420533
Email: investors@yuchengtech.com
YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Unaudited Consolidated Balance Sheets
Sep 30, 2007 and Dec 31, 2006

	2007.9.30 USD	2007.9.30 RMB	2006.12.31 RMB

Assets
Current assets:
Cash	13,113,003	98,489,140	98,357,657
Trust monies placed with a financial institution	6,657,080	50,000,000	-
Trade accounts receivable, net	24,964,303	187,501,886	116,606,333
Costs and estimated earnings in excess of billings on uncompleted contracts	6,431,116	48,302,826	17,022,985
Amounts due from related companies	2,014	15,130	386,867
Inventories	1,206,945	9,065,124	5,655,156
Pre-contract costs	849,831	6,382,908	1,605,795
Deposit for acquisition of businesses	6,657,080	50,000,000	44,750,000
Other current assets	6,672,326	50,114,509	21,035,434
Deferred income taxes	60,977	457,979	427,601

Total current assets	66,614,675	500,329,502	305,847,828

Investments in and advances to affiliates	420,911	3,161,376	3,161,376
Office equipment, furniture and motor vehicles	4,125,157	30,983,231	13,420,353
Less: accumulated depreciation	(1,364,563)	(10,248,960)	(6,958,874)

Net office equipment, furniture and motor vehicles	2,760,594	20,734,271	6,461,479
Intangible assets, net	4,538,900	34,090,771	36,207,527
Other non-current assets	170,533	1,280,840	45,383
Deferred income taxes	324,993	2,440,958	143,426
Goodwill	13,504,904	101,432,630	37,273,607
Total assets	88,335,510	663,470,348	389,140,626

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Unaudited Consolidated Balance Sheets (continued)
Sep 30, 2007 and Dec 31, 2006

Liabilities and owners’ equity	2007.9.30 USD	2007.9.30 RMB	2006.12.31 RMB
Current liabilities
Short-term loan	4,659,956	35,000,000	32,000,000
Current instalment of long-term loan	465,996	3,500,000	3,500,000
Trade accounts payable	5,033,974	37,809,168	36,742,492
Billings in excess of costs and estimated earnings on uncompleted contracts	33,402	250,877	978,248
Employee and payroll accruals	1,243,573	9,340,228	2,671,365
Dividends payable to owners	3,498,084	26,273,407	38,000,000
Income taxes payable	745,187	5,596,952	4,240,717
Due to related parties	120,886	907,948	907,948
Other current liabilities	4,814,233	36,158,745	22,177,691
Total current liabilities	20,615,291	154,837,325	141,218,461
Deferred income taxes	609,947	4,581,192	5,292,707
Other long term liabilities	102,519	770,000	-
Total liabilities	21,327,757	160,188,517	146,511,168

Minority interests	320,300	2,405,708	-

Owners’ equity
Preferred stock, $0.0001 par value, authorised 2,000,000 shares and none issued;
Common stock, $0.0001 par value, authorised 60,000,000 shares; 9,528,320 shares and none Issued and outstanding as of December 31, 2006 and both of December 31, 2005 and 2004	2,663,667	20,006,274	20,001,229
Additional paid-in capital	52,926,205	397,518,137	176,450,960
Reserves	2,527,713	18,985,144	18,985,144
Retained earnings	8,762,196	65,811,099	27,331,325
Accumulated other comprehensive loss	(192,328)	(1,444,531)	(139,200)
Total owners’ equity	66,687,453	500,876,123	242,629,458
Total liabilities and owners’ equity	88,335,510	663,470,348	389,140,626

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Unaudited Consolidated Statements of Income
Three months ended Sep 30, 2007 and 2006

	2007 Q3 USD	2007 Q3 RMB	2006 Q3 RMB

Revenues:
IT solutions and services	9,071,798	68,136,457	30,855,582
System integration	5,909,407	44,384,377	67,571,492
Total revenues	14,981,205	112,520,834	98,427,074

Cost of revenues	(9,145,305)	(68,688,554)	(71,186,193)
Gross profit	5,835,900	43,832,280	27,240,881

Operating expenses:
Research and development	(612,039)	(4,596,901)	(1,285,449)
Selling and marketing	(910,680)	(6,839,938)	(4,557,920)
General and administrative	(1,417,584)	(10,647,190)	(4,303,163)
Subsidies and value-added tax refunds	52,618	395,203	148,675
Total operating expenses	(2,887,685)	(21,688,826)	(9,997,857)

Other income (expenses):
Interest income	67,666	508,227	3,106
Interest expense	(85,918)	(645,313)	(293,346)
Equity in loss of affiliates	-	-	(18,343)
Other income (expense), net	17,628	132,398	(30,103)
Income before income taxes	2,947,591	22,138,766	16,904,338
Minority interests	(80,155)	(602,022)	-
Income tax expense	4,643	34,871	(1,867,415)
Amortization for intangible assets	(305,314)	(2,293,155)	-
Net income	2,566,765	19,278,460	15,036,923